Exhibit 99.1
ERMENEGILDO ZEGNA GROUP REPORTS Q1 2025 REVENUES OF €459 MILLION1 DRIVEN BY POSITIVE RESULTS IN DTC FOR ALL THREE BRANDS

•Group’s Q1 2025 revenues came in at €458.8 million, -1% Year-on-Year (YoY) and organic, with ZEGNA and TOM FORD FASHION up 4% YoY
•Direct-to-Consumer (DTC) channel continued to be a key growth driver, delivering a +5% YoY:
•ZEGNA +5% YoY
•Thom Browne +4% YoY
•TOM FORD FASHION +10% YoY
•Wholesale performance, at -20% YoY, reflected the strategic decision, at Thom Browne, to streamline the channel and, across all brands, to convert some stores into DTC
•The Americas saw 9% YoY growth in revenues for the quarter
April 24, 2025 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) today announced unaudited revenues of €458.8 million for the first quarter of 2025, -0.9% year-on-year (YoY) and -1.2% organic from €463.2 million in the first quarter of 20242.
Ermenegildo “Gildo” Zegna, Chairman and CEO of the Ermenegildo Zegna Group, commented: “Despite the ongoing challenges in our sector, all our three brands have reported positive performance in the strategic Direct-to-Consumer channel. The ZEGNA brand recorded a +4% increase in revenues, driven by solid DTC performance, which has been particularly outstanding in the Americas and EMEA. Thom Browne results, while supported by a positive retail trend, continued to be impacted by our strategic decision to reduce the exposure to the wholesale channel. TOM FORD FASHION posted a good +4% in revenues, boosted by a 10% growth in DTC, demonstrating improving momentum, especially in the US and Europe, further amplified by the remarkable success of the March fashion show.
We are encouraged by these early positive results but also mindful of the recent geopolitical and economic uncertainties. And while we have not observed significant changes in customers’ behavior across our brands, we remain vigilant, agile, and focused on our strategic priorities knowing that what truly matters is the strength of our brands and our unwavering commitment to staying close to our customers.”
REVENUES BY SEGMENT (Unaudited)

	Q1 2025 vs Q1 2024
(€ thousands, except percentages)	2025	2024	%	Organic
Zegna	333,293	324,900	2.6%	2.2%
Thom Browne	64,382	79,066	(18.6%)	(18.8%)
Tom Ford Fashion	67,478	65,020	3.8%	3.5%
Intersegment eliminations	(6,332)	(5,829)	n.m. (*)	n.m.
Total revenues	458,821	463,157	(0.9%)	(1.2%)
(*) Throughout this section “n.m.” means not meaningful.
1 Throughout this press release, revenues for the first quarter of 2025 and 2024 are unaudited.
2 Revenues on an organic growth basis (organic or organic growth) and on a constant currency basis (constant currency), are non-IFRS financial measures. Constant currency growth is calculated excluding foreign exchange. Organic growth is calculated excluding (a) foreign exchange, (b) acquisitions & disposals, and (c) changes in license agreements where the Group operates as a licensee. For Q1 2025 revenues organic growth is equal to constant currency growth since there is no impact from the above mentioned (b) and (c). See the non-IFRS financial measures section starting on page 7 of this press release for the definition and reconciliation of non-IFRS financial measures

Intersegment eliminations include revenues from products that the Textile and Other product lines (included in the Zegna segment) sell to the Group’s brands.

REVENUES BY BRAND AND PRODUCT LINE (Unaudited)

	Q1 2025 vs Q1 2024
(€ thousands, except percentages)	2025	2024	%	Organic
ZEGNA brand	292,916	282,870	3.6%	3.1%
Thom Browne	64,223	79,207	(18.9%)	(19.1%)
TOM FORD FASHION	67,478	65,020	3.8%	3.5%
Textile	29,921	33,243	(10.0%)	(9.3%)
Other (1)	4,283	2,817	52.0%	51.2%
Total revenues	458,821	463,157	(0.9%)	(1.2%)
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

Zegna segment
In Q1 2025, revenues for the Zegna segment – which includes the ZEGNA brand, Textile, and Other revenues – amounted to €333.3 million, compared to €324.9 million in Q1 2024, +2.6% YoY (+2.2% organic).
ZEGNA brand revenues were €292.9 million, compared to €282.9 million in Q1 2024, +3.6% YoY (+3.1% organic), driven by solid growth in the DTC channel.
In Q1 2025, Textile revenues were €29.9 million, compared to €33.2 million in Q1 2024, -10.0% YoY (-9.3% organic) reflecting a reduction in orders from brands outside the Group. Other revenues, which mainly include revenues from sales to third-party brands3, were €4.3 million in Q1 2025, compared to €2.8 million in Q1 2024, +52.0% YoY (+51.2% organic), positively affected by different timing in deliveries.
Thom Browne segment
In Q1 2025, revenues for the Thom Browne segment amounted to €64.4 million, compared to €79.1 million in Q1 2024, -18.6% YoY (-18.8% organic). Thom Browne brand results were substantially aligned to those of the segment, with Q1 2025 revenues at €64.2 million, compared to €79.2 million in Q1 2024, -18.9% YoY (-19.1% organic)4. Brand performance has been impacted by the ongoing streamlining of the wholesale channel, only partially offset by a positive performance in DTC.
Tom Ford Fashion segment
In Q1 2025, revenues for the Tom Ford Fashion segment amounted to €67.5 million, compared to €65.0 million in Q1 2024, +3.8% YoY (+3.5% organic). Performance was driven by +8.9% DTC organic growth (+10.0% YoY), which incorporates solid growth from existing stores and from some new openings. The brand’s momentum was also supported by the positive reception of Haider Ackerman’s first fashion show in March, which drove additional traffic to stores and supported demand especially in the womenswear collection.
3 Includes revenues from the sale of finished products (Ready-to-Wear) to luxury brands outside the group, with whom we have long term supplier contracts
4 The difference between Thom Browne segment and Thom Browne brand refers to Thom Browne store in MEA managed by Zegna Gulf Trading LLC on behalf of Thom Browne and allocated to Other in the revenues by brand and product line.

REVENUES BY DISTRIBUTION CHANNEL (Unaudited)

	Q1 2025 vs Q1 2024
(€ thousands, except percentages)	2025	2024	%	Organic
Direct to Consumer (DTC)
ZEGNA brand	250,795	239,615	4.7%	4.0%
Thom Browne	46,288	44,719	3.5%	3.2%
TOM FORD FASHION	48,051	43,701	10.0%	8.9%
Total Direct to Consumer (DTC)	345,134	328,035	5.2%	4.6%
As a percentage of branded products (1)	81%	77%
Wholesale branded
ZEGNA brand	42,121	43,255	(2.6%)	(2.1%)
Thom Browne	17,935	34,488	(48.0%)	(48.1%)
TOM FORD FASHION	19,427	21,319	(8.9%)	(8.0%)
Total Wholesale branded	79,483	99,062	(19.8%)	(19.4%)
As a percentage of branded products	19%	23%
Textile	29,921	33,243	(10.0%)	(9.3%)
Other (2)	4,283	2,817	52.0%	51.2%
Total revenues	458,821	463,157	(0.9%)	(1.2%)
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(1)Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2)Other mainly includes revenues from agreements with third party brands.

DTC Revenues Analysis
In Q1 2025, DTC revenues were €345.1 million, compared to €328.0 million in Q1 2024, +5.2% YoY (+4.6% organic), representing 81% of the Group’s branded product revenues.
ZEGNA DTC revenues were €250.8 million, +4.7% YoY (+4.0% organic), largely driven by solid growth from existing stores. The Americas and EMEA boosted the brand’s DTC performance, with both regions continuing to record double-digit growth. New products launch and uber luxury collections supported the growth. The Greater China Region (GCR) remained negative, fairly in line with the trend from Q4 2024, reflecting a still cautious consumer environment and declining traffic in luxury malls. On March 31, 2025, ZEGNA counted 283 directly operated stores (DOS), with two net openings in the quarter including Riyadh Solitaire, Saudi Arabia.
Thom Browne DTC revenues were €46.3 million, +3.5% YoY (+3.2% organic), driven by the positive contribution from new store openings and by solid double-digit growth in Japan and South Korea. On March 31, 2025, Thom Browne had 117 DOS, with one net opening in the quarter in Palm Beach.
TOM FORD FASHION DTC revenues were €48.1 million, +10.0% YoY (+8.9% organic), driven by solid growth across all regions. The growth was also thanks to the reception of the March fashion show, as well as new store openings. On March 31, 2025, TOM FORD FASHION had 65 DOS, with one net opening in the quarter, in Puerto Banus, Marbella, Spain.
Wholesale Branded Revenues Analysis
In Q1 2025, wholesale branded revenues were €79.5 million, compared to €99.1 million in Q1 2024, -19.8% YoY (-19.4% organic).
ZEGNA wholesale revenues were €42.1 million, -2.6% YoY (-2.1% organic). This performance was also impacted by the decision to convert some wholesale shops-in-shop (SiS) into retail concessions.
Thom Browne wholesale revenues were €17.9 million, -48.0% YoY (-48.1% organic). As already anticipated, this performance largely reflects the decision to streamline the brand’s wholesale presence and to continue to focus on DTC. It was also partially due to different timing in deliveries and wholesale SiS conversions into retail concessions.

TOM FORD FASHION wholesale revenues were €19.4 million, -8.9% YoY (-8.0% organic). This performance also reflects the impact of the recent conversion of some SiS into retail concessions. It also reflects cautious Spring/Summer 2025 orders, the last season before the launch of Haider Ackermann’s collection for Fall/Winter 2025.
REVENUES BY GEOGRAPHIC AREA (Unaudited)

	Q1 2025 vs Q1 2024
(€ thousands, except percentages)	2025	2024	%	Organic
EMEA (1)	154,089	156,562	(1.6%)	(1.8%)
Americas (2)	124,971	114,177	9.5%	8.9%
Greater China Region	123,260	139,399	(11.6%)	(12.4%)
Rest of APAC (3)	55,850	52,434	6.5%	8.4%
Other (4)	651	585	11.3%	10.6%
Total revenues	458,821	463,157	(0.9%)	(1.2%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.
In Q1 2025, EMEA recorded revenues of €154.1 million, -1.6% YoY (-1.8% organic), representing 34% of the Group’s revenues. Performance in the region reflects the solid double-digit growth both at ZEGNA and TOM FORD FASHION, offset by the sharp decline of Thom Browne in the wholesale channel.
Revenues in the Americas were €125.0 million, +9.5% YoY (+8.9% organic), representing 27% of the Group’s revenues. Performance was driven by strong double-digit growth at ZEGNA, particularly in the U.S.
Revenues in the GCR were €123.3 million, -11.6% YoY (-12.4% organic), representing 27% of the Group’s revenues, still reflecting subdued consumer environment in the region affecting all three brands.
Revenues in the rest of APAC were €55.9 million, +6.5% YoY (+8.4% organic), representing 12% of the Group’s revenues, driven by solid growth, in particular in Japan, for all three brands.
Group Monobrand(1) Store Network at March 31, 2025

	At March 31, 2025				At December 31, 2024				At March 31, 2024
Stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group
EMEA	78	9	12	99	76	9	11	96	73	9	5	87
Americas	75	29	13	117	72	28	13	113	63	7	12	82
Greater China Region	76	39	12	127	78	40	12	130	81	33	11	125
Rest of APAC	54	40	28	122	55	39	28	122	60	37	26	123
Total Direct to Consumer (DTC)	283	117	65	465	281	116	64	461	277	86	54	417
EMEA	43	5	15	63	44	5	16	65	48	7	16	71
Americas	58	1	46	105	59	1	46	106	67	3	51	121
Greater China Region	11	10	—	21	11	10	—	21	13	10	—	23
Rest of APAC	5	5	2	12	4	5	2	11	4	4	6	14
Total Wholesale	117	21	63	201	118	21	64	203	132	24	73	229
Total	400	138	128	666	399	137	128	664	409	110	127	646
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(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).

Annual Report on Form 20-F – Notice
On March 27, 2025, the Company filed with the United States Securities and Exchange Commission its annual report on Form 20-F, including financial statements for the fiscal year ended December 31, 2024. The Company’s annual report on Form 20-F is available under the Investors section on the Company’s corporate website at https://ir.zegnagroup.com/financial-documents/sec-filings/default.aspx, where it can be viewed and downloaded. Shareholders may request a hard copy of the Company’s audited financial statements included in the Form 20-F, free of charge, through the contact below.
UPCOMING EVENTS
Next financial releases
•July 30, 2025: H1 2025 Preliminary Revenues
•September 5, 2025: H1 2025 Financial Results
•October 23, 2025: Q3 2025 Revenues
About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,100 employees and recorded revenues of €1.95 billion in 2024.
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Contacts
Paola Durante, Chief of External Relations
Alice Poggioli, Investor Relations Director

ir@zegna.com / corporatepress@zegna.com
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Forward Looking Statements
This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; pandemics or other public health crises; international business, regulatory, social and political risks; restrictions on trade and the imposition of tariffs among countries; the conflict in Ukraine and sanctions imposed onto Russia; the occurrence of acts of terrorism or similar events, conflicts, civil unrest or situations of political instability; developments in Greater China and other growth and emerging markets; our ability to implement our strategy; recent and potential future acquisitions; disruption to our manufacturing and logistics facilities; risks related to the sale of our products through our direct-to-consumer channel, as well as through points of sale operated by third parties , including credit risks; our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; our ability to protect our intellectual property rights; disruption in our information technology, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; fluctuations in currency exchange rates or interest rates; the level of competition in the industry in which we operate; global economic conditions and macro events, including inflation; failures to comply with applicable laws and regulations; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC.
Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of the Company as of the date of this communication. Subsequent events and developments may cause that view to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.
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Non-IFRS Financial Measures
The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (organic or organic growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards. A definition, explanation of relevance and a reconciliation of each non-IFRS financial measure to the most directly comparable measure calculated and presented in accordance with IFRS Accounting Standards are set out below.
Revenues on a constant currency basis (Constant Currency)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.
We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.
Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.
Revenues on an organic growth basis (organic or organic growth)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (organic or organic growth). Organic growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee.
In calculating organic performance, the following adjustments are made to revenues:
(1)Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(2)Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.
(3)Changes in license agreements where the Group operates as a licensee – Revenues generated from license agreements where the Group operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where the Group operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, distribution channels or geographies of the underlying license agreements.
We believe the presentation of revenues on an organic basis is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an organic basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.
The tables below show a reconciliation of reported revenue performance to Constant Currency, excluding the effects of foreign exchange, and to organic performance, which excludes also acquisitions and disposals and changes in license agreements where the Group operates as a licensee, by segment, by brand and product line, by distribution channel and by geographic area for the three months ended March 31, 2025 compared to the three months ended March 31, 2024 (Q1 2025 vs Q1 2024).

Segment

	Q1 2025 vs Q1 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	2.6%	0.4%	2.2%	—%	—%	2.2%
Thom Browne	(18.6%)	0.2%	(18.8%)	—%	—%	(18.8%)
Tom Ford Fashion	3.8%	0.3%	3.5%	—%	—%	3.5%
Total	(0.9%)	0.3%	(1.2%)	—%	—%	(1.2%)

Brand and product line

	Q1 2025 vs Q1 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	3.6%	0.5%	3.1%	—%	—%	3.1%
Thom Browne	(18.9%)	0.2%	(19.1%)	—%	—%	(19.1%)
TOM FORD FASHION	3.8%	0.3%	3.5%	—%	—%	3.5%
Textile	(10.0%)	(0.7%)	(9.3%)	—%	—%	(9.3%)
Other	52.0%	0.8%	51.2%	—%	—%	51.2%
Total	(0.9%)	0.3%	(1.2%)	—%	—%	(1.2%)

Distribution channel

	Q1 2025 vs Q1 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	4.7%	0.7%	4.0%	—%	—%	4.0%
Thom Browne	3.5%	0.3%	3.2%	—%	—%	3.2%
TOM FORD FASHION	10.0%	1.1%	8.9%	—%	—%	8.9%
Total Direct to Consumer (DTC)	5.2%	0.6%	4.6%	—%	—%	4.6%
Wholesale branded
ZEGNA brand	(2.6%)	(0.5%)	(2.1%)	—%	—%	(2.1%)
Thom Browne	(48.0%)	0.1%	(48.1%)	—%	—%	(48.1%)
TOM FORD FASHION	(8.9%)	(0.9%)	(8.0%)	—%	—%	(8.0%)
Total Wholesale branded	(19.8%)	(0.4%)	(19.4%)	—%	—%	(19.4%)
Textile	(10.0%)	(0.7%)	(9.3%)	—%	—%	(9.3%)
Other	52.0%	0.8%	51.2%	—%	—%	51.2%
Total	(0.9%)	0.3%	(1.2%)	—%	—%	(1.2%)

Geographic area

	Q1 2025 vs Q1 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	(1.6%)	0.2%	(1.8%)	—%	—%	(1.8%)
Americas (2)	9.5%	0.6%	8.9%	—%	—%	8.9%
Greater China Region	(11.6%)	0.8%	(12.4%)	—%	—%	(12.4%)
Rest of APAC (3)	6.5%	(1.9%)	8.4%	—%	—%	8.4%
Other (4)	11.3%	0.7%	10.6%	—%	—%	10.6%
Total	(0.9%)	0.3%	(1.2%)	—%	—%	(1.2%)
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(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

NON-CURRENT ASSETS BY GEOGRAPHIC AREA
The following table summarizes non-current assets (other than financial instruments and deferred tax assets) by geography at December 31, 2024 and 2023. In the footnotes to the table below, the Company is providing the additional information regarding intangible assets in the United States, which is not required to be included in its financial statements, on a voluntary basis for consistency with prior annual financial disclosures. The Company disclaims any obligation, and does not intend to provide comparable additional information in the future, but reserves the right to do so.

	At December
(€ thousands)	2024	2023
EMEA (1)	412,902	359,174
of which Italy	236,496	211,394
Americas (2)	797,408	743,970
of which United States (3)	785,584	730,090
Greater China Region	117,329	113,134
Rest of APAC (4)	92,657	68,321
Total non-current assets (other than financial instruments and deferred tax assets)	1,420,296	1,284,599
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(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Non-current assets in the United States at December 31, 2024 and 2023 included: (i) goodwill of €219,851 thousand and €206,699 thousand, respectively, and intangible assets with an indefinite useful life relating to the Thom Browne brand of €173,192 thousand and €162,832 thousand, respectively, which originated on acquisition of the Thom Browne Group in 2018, and (ii) intangibles assets relating to the TOM FORD FASHION license agreement of €99,123 thousand and €96,482 thousand, respectively.
(4)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.